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                             September 8, 2023

       Yan Tang
       Chief Executive Officer
       Hello Group Inc.
       20th Floor, Block B
       Tower 2, Wangjing SOHO
       No. 1 Futongdong Street
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: Hello Group Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 4, 2023
                                                            File No. 001-36765

       Dear Yan Tang:

              We have reviewed your August 4, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       D. Risk Factors, page 15

   1. Please include a risk factor indicating that: (1) the Company intends to conduct its operations such that it
will not be an    investment company    under Section 3(a) of the
                                                        Investment Company Act
of 1940 (the    1940 Act   ); (2) the Company   s position with
                                                        respect to its status
under the 1940 Act may depend in part on legal theories with respect to certain variable
interest entities that have not necessarily been endorsed by the
                                                        Commission or courts;
and (3) the Company   s ability to operate in its current form would
                                                        be significantly
impacted if the Company (and/or certain of its subsidiaries) were deemed
 Yan Tang
Hello Group Inc.
September 8, 2023
Page 2
         to be an investment company under the 1940 Act.
       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameYan Tang                                 Sincerely,
Comapany NameHello Group Inc.
                                                           Division of
Corporation Finance
September 8, 2023 Page 2                                   Office of Technology
FirstName LastName